

Sumit Sharma · 3rd

Entrepreneur improving productivity, culture and ultimately HAPPYness

Los Angeles, California · 500+ connections · **Contact info**

Journey Software

Indian Institute of Technology, Delhi

Featured

Legacy org	journeys	Digital org
Human Disposition — Guarded and conservative		Vulnerable and self expressed
Style — Academic and official		Dissent and invention
Values — Family, ethics and company		Self care, morality and society
Adaptive Governance and planning — Elaborate and detailed		Nimble and minimal
Processes and systems — Monolithic and controlled		Modular and loosely coupled
Productive Operations — Gated and waterfall		Automated and Agile
Access to infrastructure — Weeks		Self service
Purposeful Motivation — Extrinsic		Intrinsic
Teams — Detached contributors		Self organized owners
Yes Empowerment — Authoritative		Agency and generative
Work — Management and MBOs		Mentorship and tinkering

Recipe to Make Your Digital Journey HAPPY
linkedin.com

There is no doubt in my mind that the enterprise transformation journey has now become a 'thing', which face value, is all about organizations lear

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Experience



Founder
Journey Software
Mar 2016 – Present · 4 yrs 8 mos
Los Angeles

Software driven company focussed on the large category defining problem of how to approach enterprise cultural transformation in the digital ag platform to empower people in their day to day jol











(and bottom) line. We do this through applying co
digital dust floating around organizations. In the s
gold, there is a golden opportunity in turning digit
reciprocal engagement by providing a high quality
guided, nudge by nudge. That's our mission.

The Wolf
Sumitcan LLC
Mar 2016 – Present · 4 yrs 8 mos
California

Investing, advising and/or heavy lifting with multip
Marketing, Product Management, Business Develo
Architecture, APIs, SOA and enterprise Digital Tra

Boston Consulting Group (BCG)
1 yr 1 mo

Advisor
Part-time
Jan 2020 · 1 mo
Mumbai, Maharashtra, India

Associate Director
Full-time
Jan 2019 – Dec 2019 · 12 mos
Greater Los Angeles Area

Seed Investor
Wear Your Voice Magazine
Jan 2013 – Dec 2018 · 6 yrs
Greater Los Angeles Area

Empowering voices of marginalized communities and shifting the traditional narrative through the power of digital media.



MuleSoft
4 yrs 5 mos



Advisor/Consultant
Apr 2016 – Dec 2016 · 9 mos
San Francisco, California

Go to market advisory.

MuleSoft is the category defining provider of appl
companies to position themselves for the digital r



Chief Evangelist
Jan 2014 – Mar 2016 · 2 yrs 3 mos
San Francisco Bay Area

Most of my time was spent advising IT and busine
ecosystem on how to best embark on their journe
platforms. I also rolled up my sleeves more often t

Show 1 more role ⌄

Show 5 more experiences ⌄

Education



Indian Institute of Technology, Delhi
B.Tech, Mechanical Engineering
1997 – 2001

University of California, Berkeley, Haas Sch

Master of Business Administration - MBA, Tech, N

2006 – 2008



